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                                                            EXHIBIT (A)(8)

        ARAMARK INCREASES EMPLOYEE OWNERSHIP TO 93% OF CORPORATION

  Philadelphia, PA, June 16, 1998: ARAMARK Corporation announced today that its cash offer for all outstanding shares of its Class A Common Stock expired, as scheduled, at 5:00 p.m., Philadelphia time on Monday, June 15, 1998. ARAMARK Corporation has accepted for purchase all 1,062,485 of the shares validly tendered and not properly withdrawn prior to the expiration of the offer.

  ARAMARK Chairman and CEO, Joe Neubauer, said the results of the tender offer were positive for the corporation and its shareholders. As a result of the tender offer, employee ownership increased to 93%.

  ARAMARK, headquartered in Philadelphia, is a $6.3 billion world leader in providing managed services--primarily food, clothing and education--to the business, government, education and healthcare markets. ARAMARK has over 150,000 employees serving 15 million people at 500,000 locations in 15 countries every day.